Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated September 16, 2013, with respect to the consolidated financial statements of Student Transportation Inc. as of and for the years ended June 30, 2013 and 2012, included as an exhibit to this Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

MetroPark, New Jersey	/s/ Ernst & Young LLP

September 16, 2013